Cambridge Investment Research, Inc.

Financial Report
December 31, 2021

Contents

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of Cambridge Investment Research, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Cambridge Investment Research, Inc. (the Company) as of December 31, 2021, and the related notes. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2006.

Waterloo, Iowa
February 24, 2022

1

Cambridge Investment Research, Inc.

Statement of Financial Condition
December 31, 2021

Assets

Cash and cash equivalents	$	9,377,416
Receivables:		
Clearing brokers		12,210,450
Commissions		57,832,526
Loans to registered and investment advisor representatives,		
net of allowance for estimated credit losses of 2021 $456,141		41,903,002
Other		4,514,544
Deposits with clearing brokers		360,000
Securities owned, at fair value		9,358,329
Intangible assets - registered representative practice related assets,		
net of accumulated amortization of 2021 $2,424,045		696,683
Officer life insurance		8,324,867
Deferred income taxes		1,418,000
Other assets		4,726,570
Total assets		$ 150,722,387

Liabilities and Shareholder's Equity

Liabilities:		
Commissions payable	$	60,206,352
Accounts payable		1,674,612
Accrued expenses		50,000
Due to clearing broker		1,340,046
Securities sold, not yet purchased, at fair value		93,475
Due to affiliates		6,927,211
Total liabilities		70,291,696

Commitments and Contingencies (Note 6)

Shareholder's Equity:		
Common stock, $.01 par value; 750,000 shares authorized;		
10,000 shares issued and outstanding		100
Additional paid-in capital		831,028
Retained earnings		79,599,563
Total shareholder's equity		80,430,691
Total liabilities and shareholder's equity		$ 150,722,387

See Notes to Financial Statement.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies

Organization and business: Cambridge Investment Research, Inc. (Company) was incorporated in Iowa on October 2, 1995. The Company is a wholly-owned subsidiary of Cambridge Investment Group, Inc. The Company is registered as a broker dealer in securities with the Securities and Exchange Commission (SEC); a member of the Financial Industry Regulatory Authority (FINRA) and also registered as an introducing broker with the Commodity Futures Trading Commission (CFTC) and is a member of the National Futures Association (NFA).

For transactions in mutual fund shares, alternative investments, and variable products, the Company is exempt from the Computation of a Reserve Requirement because the Company's other business activities met the requirements specified in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Footnote 74").

With respect to all other securities transactions, the Company operates under the provisions of paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the SEC. Accordingly, the Company clears all transactions on behalf of customers on a fully disclosed basis with clearing broker-dealers and promptly transmits all customer funds and securities to the clearing broker-dealers. The Company's agreements with its clearing brokers provide that as clearing brokers, these firms will carry all of the accounts of the customers and maintain and preserve all related books and records as are customarily kept by a clearing broker-dealer.

As a result of the above two paragraphs, the Company is exempt from the remaining provisions of Rule 15c3-3.

Cash and cash equivalents: The Company considers liquid investments with maturities of three months or less to be cash equivalents.

Receivables from clearing brokers and commissions: Receivables from clearing brokers and commissions receivable primarily consist of commission and transaction-related receivables.

Receivables from registered and investment advisor representatives: From time to time, the Company provides forgivable loans to certain registered and investment advisor representatives primarily for recruiting and retention purposes. These loans are recorded at face value at the time the loan is made. If the registered and investment advisor representative does not meet specific requirements or terminates his or her registration with the Company prior to the forgiveness of the loan, management will evaluate the collectability of the remaining loan amount. Forgivable loans to registered and investment advisor representatives totaled $38,414,766 as of December 31, 2021 and are included in receivables on the statement of financial condition. The forgivable loans are amortized to general and administrative expense for financial reporting purposes over the term of the loan.

Loans to registered and investment advisor representatives that are not subject to a forgiveness contingency totaled $3,944,377 as of December 31, 2021. These loans are repaid to the Company by deducting a portion of the representatives' commission and fee payouts throughout the compensation cycle until the loans are paid off. Interest charged on these loans to representatives ranges up to 8.50% annually.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1. Summary of Significant Accounting Policies (Continued)

The Company's allowance for expected credit losses represents the portion of forgivable and non-forgivable (repayable) loans receivable from registered and investment advisor representatives that the Company does not expect to collect over the receivable's contractual life, considering past events, current conditions, and reasonable and supportable forecasts of future economic conditions. The Company's significant estimates and judgments included quantitative and qualitative measures, the former based on historical experience with actual credit losses, the latter on assessments of current loans past their maturity dates and the number of historical involuntary terminations of registered and investment advisor representatives with unpaid loan balances.

Loans receivable from registered and investment advisor representatives are reviewed on a quarterly basis to assess the adequacy of reserves for expected credit losses and contractual allowances. Revisions in allowances for expected credit loss estimates will be recorded as an adjustment to bad debt expense. The allowance for expected credit losses was $456,141 as of December 31, 2021.

Intangible assets – registered and investment advisor representative practice related assets: On June 24, 2016, the Company acquired from Protected Investors of America ("PIA"), a registered investment advisor and broker-dealer, all customer relationships along with the registered and investment advisor representatives that PIA had established at Fidelity Clearing & Custody Solutions, for total consideration of $635,000. The Company allocated all of the purchase price to the customer relationships acquired. The purchased intangibles are amortized over an estimated useful life of 5 years using the straight-line method. As of December 31, 2021, accumulated amortization was $635,000.

On October 20, 2018, the Company acquired from Broker Dealer Financial Services Corp. (BDFS) the affiliations of certain of its registered and investment advisor representatives, along with the customer relationships and customer accounts maintained and serviced by those representatives for total consideration of $2,485,728. The Company capitalized costs incurred to acquire the affiliations of these representatives and their associated customer relationships and customer accounts, which collectively constitute the single intangible asset acquired in the transaction. The Company allocated the adjusted purchase price to this single intangible. The intangible is amortized over an estimated useful life of 7 years, using the sum of the years' digits method. For the year ended December 31, 2021, accumulated amortization was $1,789,045. Subsequent years' amortization expense starting with 2022 and ending in 2024 will be $337,592, $248,816, and $110,275, respectively.

As of December 31, 2021, the Company is not aware of any triggering event that would require further material write down of this intangible asset due to impairment.

On August 25, 2020, the Company acquired from FCG Advisors LLC (FCG) the affiliations of certain of its registered and investment advisor representatives, along with the customer relationships and customer accounts maintained and serviced by those representatives (collectively the intangible asset acquired), for total consideration of $782,128. Effective September 10, 2021, upon the occurrence of a triggering event as defined in the FCG asset purchase agreement, the Company received a full refund of the original consideration of $782,128. In addition to the consideration paid in the prior year, the Company disbursed $772,578 in forgivable loans to certain of FCG's representatives, all but one of whom terminated their registrations with the Company in 2021 and repaid the balances of their loans not already forgiven in the course of their affiliation.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies (Continued)

Income taxes: As of January 1, 2018, the Company's parent voluntarily revoked its S-corp election in order to become a C-corp as recognized by the Internal Revenue Service. Consequently, starting with calendar year 2018, the parent's taxable income is subject to federal and state income taxes. The Company has consented to be included in its parent's consolidated income tax returns. The Company accounts for income taxes in accordance with Accounting Standards Codification (ASC) 740, which requires the Company to record deferred tax assets and liabilities on temporary timing differences.

In connection with the provision for income taxes, the financial statements reflect certain amounts related to deferred tax assets and liabilities, which result from temporary differences between the assets and liabilities measured for financial statement purposes versus the assets and liabilities measured for tax return purposes. The deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all of the tax assets will not be reduced. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2021, the Company had no material uncertain tax positions that are required to be recorded as a liability. The Company's parent files income tax returns in U.S. federal jurisdiction and various states. With few exceptions, the Company and its parent are no longer subject to U.S. federal, state and local tax examinations by tax authorities for years before 2018.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates include the determination of loss contingencies from litigation and regulatory matters.

Revenue recognition: Commission revenue and related expenses arising from securities transactions are recorded on the trade-date basis. Revenue from fees and program and platform fee charges is typically earned in accordance with the related investment management fee agreement and related fee platform cost. Other revenues primarily consist of revenue that is typically earned in accordance with ancillary service agreements with registered and investment advisor representatives of the Company.

Revenue from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. The performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. The majority of the Company's performance obligations are satisfied at a point in time.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1.   Summary of Significant Accounting Policies (Continued)

Fair value measurements: The Fair Value Measurements Topic of the Financial Accounting Standards Board (FASB) Codification defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. This topic applies to all assets and liabilities that are measured and reported on a fair value basis. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined under this topic as assumptions market participants would use in pricing an asset or liability.

Securities owned by the Company are recorded at fair value and related changes in fair value are reflected in income. The Company records securities transactions on a trade date basis. Securities owned are valued using quoted market prices.

The three levels of the fair value hierarchy under this topic are described below:

Level 1:   Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. The type of investments included in Level 1 include listed equities and listed derivatives.

Level 2:   Inputs other than quoted prices within Level 1 that are observable for the asset or liability, either directly or indirectly; and fair value is determined through the use of models or other valuation methodologies. Investments which are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities and certain over-the-counter derivatives. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3:   Inputs are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investment. The following section describes the valuation techniques used by the Company to measure different financial instruments at fair value and includes the level within the fair value hierarchy in which the financial instrument is categorized.

Investments in securities traded on a national securities exchange are stated at the last reported sales price on the day of the valuation. Investments in mutual funds are stated at the net asset value of shares held by the funds as of the end of trading on the day of valuation. These financial instruments are classified as Level 1 in the fair value hierarchy.

Investments in U.S. treasury securities are stated at the last reported sales price on the day of valuation. Preferred stock positions are stated at the last reported price at valuation. These financial instruments are classified as Level 2 in the fair value hierarchy.

There were no financial instruments classified as Level 3 in the fair value hierarchy as of December 31, 2021.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 1. Summary of Significant Accounting Policies (Continued)

There have been no changes in valuation techniques used for any assets measured at fair value during the year ended December 31, 2021.

There were no significant transfers of assets between Levels 1, 2 and 3 of the fair value hierarchy during the year ended December 31, 2021.

Officer life insurance: Officer life insurance is carried at cash surrender value, net of surrender and other charges.

Note 2. Securities Owned

Marketable securities owned, consist of trading and investment securities at fair values, measured on a recurring basis, as of December 31, 2021, are as follows:

	Level 1 Quoted Prices in Active Market for Identical Assets	Level 2 Significant Other Observable Inputs	Level 3 Significant Other Observable Inputs	Total
Securities owned, consisting of approximately 69% fixed income funds with remaining invested in equities and equity funds	$ 1,395,676	$ -	$ -	$ 1,395,676
Preferred stock and fixed income funds	-	383,727	-	383,727
U.S. treasury securities	-	7,578,926	-	7,578,926
	$ 1,395,676	$ 7,962,653	$ -	$ 9,358,329
Securities sold, not yet purchased, consisting of exchange traded funds	$ 93,475	$ -	$ -	$ 93,475

Note 3. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including subcustodians and third-party brokers, improperly execute transactions. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 4.   Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1.

As of December 31, 2021, the Company is exempt from the reserve requirements, the possession and control requirements and related computation for the determination thereof under paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the SEC, and the Company's other business activities met the requirements in Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 ("Footnote 74").

The Company is also subject to the CFTC minimum financial requirements for introducing brokers (CFTC Rule 1.17), which requires the maintenance of a minimum amount of net capital equal to or in excess of the greater of $45,000 or the amount of net capital required by SEC Rule 15c3-1.

As of December 31, 2021, the Company had net capital of $21,781,371, which was $17,101,490 in excess of its required net capital of $4,679,881. The Company's net capital ratio was 3.22 to 1.

Note 5.   Related Party Transactions

The Company has a management agreement with an affiliated entity. Under the agreement, all normal administrative and overhead costs, including but not limited to employee salaries and benefits, office space, telephone and internet functionality, management information systems, office supplies, postage, etc., will be paid by the affiliate. The Company pays the affiliate a portion of these costs monthly. The Company has a payable with this affiliate of $1,502,414 as of December 31, 2021.

The Company receives payments for conferences and events. In 2021, the Company received and transferred $8,798,881 in such payments to an affiliate of its parent.

The Company has registered and investment advisor representatives that were members of an affiliated entity that provided its former members access to capital financing for succession plan implementation, acquisitions, and/or working capital loans for various organic growth strategies. The affiliate and another affiliate of the Company jointly purchased the ownership of the former members as of June 1, 2017. The Company collects, on behalf of this affiliate, payments of principal and interest due the affiliate from some of the Company's registered and investment advisor representatives who were former members of the affiliate. In 2021, the Company collected and transferred $1,128,533 of such payments.

The Company offers succession and acquisition consulting services in the areas of succession planning and merging or acquiring another registered and investment advisor's business. The Company will make capital financing available to its registered and investment advisor representatives through an affiliated entity. The Company collects, on behalf of this affiliate, payments of principal and interest along with origination fees due the affiliate from some of the Company's registered and investment advisor representatives. In 2021, the Company collected and transferred $2,805,598 of principal and interest payments and $31,903 of origination fees. In relation to these services, the Company also collects and transfers, on behalf of this affiliate, subscription fees due to the affiliate totaling $397,575. The Company has a payable with this affiliate of $6,862 as of December 31, 2021.

Note 5. Related Party Transactions (Continued)

The Company bills, collects, and transfers fee revenue and incurs related expenses for an affiliate of its parent. In 2021, the Company transferred $780,780,436 of such revenue and $736,964,078 of related expenses. In connection with this revenue, the Company transferred program fee revenue totaling $81,837,663 and $18,677,066 in related expenses. The Company also transferred strategist fees totaling $3,493,006. The Company collects on behalf of and remits to this affiliate, certain fees from the affiliates' investment advisor representatives, including affiliation fees totaling $451,710 and registration fees totaling $368,651. The Company also collects on behalf of and remits to the affiliate, sales tax applicable to the affiliate's investment advisors representatives' asset management and financial planning services, totaling $22,082. The Company has a payable with the affiliate of $4,404,715 as of December 31, 2021.

An affiliate of the Company transferred to the Company $14,437,841 in insurance related commissions earned by the Company.

The Company has a payable to the parent in the amount of $1,013,220 for federal and state income taxes as of December 31, 2021.

Note 6. Financial Instruments, Off-Balance Sheet Risks and Contingencies

In the normal course of business, the Company's client activities through its clearing brokers involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a client fails to satisfy their obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

Certain impacts from the COVID-19 outbreak may have a significant negative impact on the Company's operations and financial performance. These circumstances may continue for an extended period of time, and may have an adverse impact on the economy and market conditions. The extent of the impact will depend on future developments, which are highly uncertain and cannot be predicted.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivables from the clearing brokers could be subject to forfeiture.

In the Company's trading activities, the Company has purchased securities for its own account and may incur losses if the fair value of these securities declines subsequent to December 31, 2021. In addition, the Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded the obligations in the financial statements as of December 31, 2021, at fair values of the related securities and will incur a loss if the fair value of the securities increases subsequent to December 31, 2021.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Cambridge Investment Research, Inc.

Notes to Financial Statement

Note 6.   Financial Instruments, Off-Balance Sheet Risks and Contingencies (Continued)

The Company is involved with various legal, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. Some of these matters include claims for substantial or unspecified compensatory and/or punitive damages. In addition, in the normal course of business, the Company discusses matters with its regulators raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in restitution, censures, fines, penalties or other sanctions. Under ASC 450, the Company accrues for losses that are considered both probable and reasonably estimable. Legal fees are accrued as the services are provided. The Company may incur losses in addition to the amounts accrued where the losses are greater than estimated by management, or for matters for which an unfavorable outcome is considered reasonably possible, but not probable. At December 31, 2021, the Company was named as a defendant/respondent to pending and threatened legal, regulatory, and arbitration proceedings. Management believes, based on current available information, that the results of such proceedings in the aggregate will not have a material adverse effect on the Company's statement of financial condition. The Company maintains various insurance policies to protect itself from potential damages and/or legal costs associated with certain legal, regulatory and arbitration proceedings and, as a result, in a majority of cases, the Company's exposure is limited to applicable policy limitations, exclusions and deductibles.

Regulatory matters: The Enforcement Division of the SEC is reviewing the revenue sharing practices of the Company and an affiliated entity to determine if the affiliated entity sufficiently disclosed the compensation it may have received or the transaction costs it may have avoided when investments were made in certain funds on the clearing firm platforms. The Company is included in the matter due to its association with the affiliated entity. As such, no liability has been accrued by the Company as of December 31, 2021. The Company and affiliated entity have retained outside counsel to aggressively defend this matter.

Note 7.   Income Taxes

The components of the net deferred income taxes included in the statement of financial condition as of December 31, 2021 were as follows:

Deferred tax assets:	
Accrued litigation	$ 12,771
Intangible assets	513,329
Allowance for credit losses	116,510
Forgivable loan amortization	958,637
Other	108,217
Total deferred tax assets	1,709,464
Deferred tax liabilities:	
Prepaid expenses	(291,464)
Total deferred tax liabilites	(291,464)
Deferred income taxes, net	$ 1,418,000

Note 8.   Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued, noting note.